SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2008

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM
This report on Form 6-K is incorporated by reference into On Track Innovations Ltd.‘s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, its Registration Statement on Form F-3 (Registration No. 333-121316), filed with the Commission on December 16, 2004, its Registration Statement on Form F-3 (Registration No. 333-127615), initially filed with the Commission on August 17, 2005, its Registration Statement on Form S-8 (Registration No. 333-128106), filed with the Commission on September 6, 2005, its Registration Statement on Form F-3 (Registration No. 333-130324), filed with the Commission on December 14, 2005, its Registration Statement on Form F-3 (Registration No. 333-135742), filed with the Commission on July 13, 2006, its Registration Statement on Form S-8 (Registration No. 333-140786) filed with the Commission on February 20, 2007, its Registration Statement on Form F-3 (Registration No. 333-142320), filed with the Commission on April 24, 2007, its Registration Statement on Form S-8 (Registration No. 333-149034) filed with the Commission on February 4, 2008, its Registration Statement on Form S-8 (Registration No. 333-149575), filed with the Commission on March 6, 2008 and its Registration Statement on Form F-3 (Registration No. 333-153667), filed with the Commission on September 25, 2008.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman

Date: December 1, 2008

Press Release

For Immediate Release

OTI’s Wholly Owned Subsidiary in Poland – ASEC – Awarded Contract to be an
e-Ticketing Operator for Warsaw City Card

Direct Revenues Generated from Transaction Fees Are Expected to Aggregate More Than $10
Million Over the Next 5 Years

Fort Lee, NJ – December 01, 2008 – On Track Innovations Ltd (OTI) (NASDAQ GM: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced that its subsidiary, ASEC S.A. (“ASEC”) in Poland, was awarded a contract to become an e-ticketing operator of Warsaw City Card for the Transport Department of the City of Warsaw to provide a sales network system, infrastructure, distribution service and maintenance for loading of transportation electronic cards around the city. Direct revenues will be generated from transaction fees and are expected to aggregate more than $10 million over the next 5 years. The infrastructure equipment is to be installed and operated by ASEC and financed by ASEC through Polish banks. The project is expected to start yielding revenues in the third quarter of 2009. ASEC is the second e-ticketing operator in the city of Warsaw.

Under the agreement ASEC will install in the city 100 automated vending machines and 300 terminals for loading of Warsaw City Card which will be located at subway, and train stations, buses and tramway transfer hubs and at areas frequently visited by tourists s.

Oded Bashan, Chairman and CEO of OTI said “We are pleased with the City of Warsaw’s decision to go with OTI. The project is in line with our focus to secure projects with high margin recurring revenues and transaction fees.”

About OTI
Established in 1990, OTI (NASDAQ- GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

Safe Harbor for Forward-Looking Statements:
This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations, such as those regarding the expected income to be generated from the orders from the Transport Department of the City of Warsaw and the expected timing for generating such income. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2007, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations
Galit Mendelson	Paul Holm
Vice President of Corporate Relations	portfoliopr
201 944 5200 ext. 111	212 888 4570
galit@otiglobal.com	paulh@portfoliopr.biz